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                                                                     Exhibit 12

[letterhead of Bingham McCutchen LLP]

June 27, 2008



CGM Trust
One International Place
Boston, Massachusetts  02110

CGM Capital Development Fund
One International Place
Boston, Massachusetts  02110

Ladies and Gentlemen:

This opinion is furnished to you pursuant to paragraph 8.5 of the Agreement and Plan of Reorganization (the "Agreement"), dated as of April 4, 2008, by and among CGM Trust, a Massachusetts business trust (the "Successor Entity"), on behalf of CGM Focus Fund, a series thereof (the "Successor Fund"), CGM Capital Development Fund, a Massachusetts business trust (the "Predecessor Entity"), and Capital Growth Management L.P. All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Agreement. The Agreement contemplates the acquisition of all of the assets of the Predecessor Entity by the Successor Fund in exchange for (a) the assumption by the Successor Entity, on behalf of the Successor Fund, of the liabilities of the Predecessor Entity and (b) the issuance and delivery by the Successor Entity, on behalf of the Successor Fund, to the Predecessor Entity, for distribution, in accordance with paragraph 1.3 of the Agreement, pro rata to the Predecessor Entity Shareholders in exchange for their Predecessor Entity Shares and in complete liquidation of the Predecessor Entity, of a number of Successor Fund Shares having an aggregate net asset value equal to the value of such assets, less the amount of such liabilities, of the Predecessor Entity so transferred to the Successor Fund (the "Transaction").

In connection with this opinion we have examined and relied upon the originals or copies, certified or otherwise identified to us to our satisfaction, of the Agreement, the Combined Proxy Statement of CGM Capital Development Fund and Prospectus for CGM Focus Fund, dated April 4, 2008, and related documents (collectively, the "Transaction Documents"). In that examination, we have assumed the genuineness of all signatures, the capacity and authority of each party executing a document to so execute the document, the authenticity and completeness of all documents purporting to be originals (whether reviewed by us in original or copy form) and the conformity to the originals of all documents purporting to be copies (including electronic copies). We have also assumed that each agreement and other instrument reviewed by us is valid and binding on the party or parties thereto and is enforceable in accordance with its terms, and that there are no contracts, agreements, arrangements, or understandings, either written or oral, that are inconsistent with or that would materially alter the terms of the Agreement or the other Transaction Documents.

As to certain factual matters, we have relied with your consent upon, and our opinion is limited by, the representations of the various parties set forth in the Transaction Documents and in certificates of the Predecessor Entity and the Successor Fund dated as of the date hereof (the "Certificates"). Our opinion assumes (i) that all representations set forth in the Transaction Documents and in the Certificates will be true and correct in all material respects as of the date of the Transaction, and (ii) that the Agreement is implemented in accordance with its terms and consistent with the representations set forth in the Transaction Documents and Certificates. Our opinion is limited solely to the provisions of the Internal Revenue Code of 1986, as amended and as presently in effect (the "Code"), existing case law, existing permanent and temporary treasury regulations promulgated under the Code ("Treasury Regulations"), and existing published revenue rulings and procedures of the Internal Revenue Service that are in effect as of the date hereof, all of which are subject to change and new interpretation, both prospectively and retroactively. We assume no obligation to update our opinion to reflect any changes in law or in the interpretation thereof that may hereafter occur.

On the basis of and subject to the foregoing, we are of the opinion that, for United States federal income tax purposes:

         1. The transfer to the Successor Fund of all of the assets of the Predecessor Entity in exchange solely for Successor Fund Shares and the assumption by the Successor Entity, on behalf of the Successor Fund, of all of the liabilities of the Predecessor Entity, followed by the distribution of such Successor Fund Shares to the Predecessor Entity Shareholders in complete liquidation of the Predecessor Entity, will constitute a "reorganization" within the meaning of Section 368(a) of the Code, and the Successor Fund and the Predecessor Entity will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code.

         2. No gain or loss will be recognized by the Predecessor Entity upon the transfer of its Assets to the Successor Fund solely in exchange for the Successor Fund Shares and the assumption by the Successor Entity, on behalf of the Successor Fund, of all of the Liabilities, or upon the distribution of the Successor Fund Shares by the Predecessor Entity to its shareholders in liquidation, except for
            (i) any gain or loss that may be recognized on the transfer of "section 1256 contracts" as defined in Section 1256(b) of the Code,
            (ii) any gain that may be recognized on the transfer of stock in a "passive foreign investment company" as defined in Section 1297(a) of the Code, and (iii) any other gain that may be required to be recognized as a result of the closing of the Predecessor Entity's taxable year.

         3. The basis in the hands of the Successor Fund of the Assets transferred by the Predecessor Entity in the Transaction will be the same as the basis of such Assets in the hands of the Predecessor Entity immediately prior to the transfer thereof, increased by the amount of gain (or decreased by the amount of loss), if any, recognized by the Predecessor Entity upon the transfer.

         4. The holding periods of the Assets in the hands of the Successor Fund, other than Assets with respect to which gain or loss is required to be recognized, will include in each instance the period during which the Assets were held by the Predecessor Entity (except where investment activities of the Successor Fund have the effect of reducing or eliminating the holding period with respect to an Asset).

         5. No gain or loss will be recognized by the Successor Fund upon receipt of the Assets solely in exchange for the Successor Fund Shares and the assumption by the Successor Entity, on behalf of the Successor Fund, of the Liabilities of the Predecessor Entity.

         6. No gain or loss will be recognized by the Predecessor Entity Shareholders upon the exchange of all of their Predecessor Entity Shares solely for Successor Fund Shares as part of the Transaction.

         7. The aggregate basis of the Successor Fund Shares that each Predecessor Entity Shareholder receives in the Transaction will be the same as the aggregate basis of the Predecessor Entity Shares exchanged therefor.

         8. Each Predecessor Entity Shareholder's holding period for his or her Successor Fund Shares received in the Transaction will be determined by including the period for which he or she held the Predecessor Entity Shares exchanged therefor, provided that he or she held such Predecessor Entity Shares as capital assets on the date of the exchange.

This opinion is being delivered solely to you for your use in connection with the referenced Transaction, and may not be relied upon by any other person or used for any other purpose.

Very truly yours,

/s/ Bingham McCutchen LLP

BINGHAM McCUTCHEN LLP